EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-00000) pertaining to the MasTec, Inc. 401(K) Retirement Plan of our report dated July 23, 2004 (except for paragraphs 1, 3, 4 and 6 of Note 8 as to which the date is March 30, 2005, and paragraph 7 and 9 of Note 8, as to which the date is February 24, 2006), with respect to the consolidated statements of operations, shareholders’ equity and cash flows of MasTec, Inc. for the year ended December 31, 2003 included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
Ernst & Young LLP
Miami, FL
January 15, 2007